40-33

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

811-21502
Branch 18

July 12, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549


RECEIVED
JUL 1 2007
WASH, D.C.
161
SECTION

Re: ***RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al.***
C.A. No. 06-04054 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund copies of the following documents filed with the Massachusetts Superior Court in the above matter:

1. Defendants' Notice of Filing of Amended Notice of Removal;
2. Plaintiff RMR Hospitality and Real Estate Fund's Motion to Remand this Action to Massachusetts Superior Court;
3. Plaintiff's Memorandum of Law in Support of Plaintiff's Motion to Remand; and
4. Plaintiff's [Proposed] Order Remanding this Action to Massachusetts Superior Court.

Very truly yours,

Vern D. Larkin /M.O./

Vern D. Larkin

Enclosures
cc: James M. Curtis



HUTCHINGS BARSAMIAN

HUTCHINGS, BARSAMIAN, MANDELCORN & ZEYTOONIAN, LLP
ATTORNEYS AND COUNSELORS AT LAW

110 CEDAR STREET, SUITE 250 WELLESLEY HILLS, MASSACHUSETTS 02481
781-431-2231 • FAX: 781-431-8726 • www.hutchingsbarsamian.com

THEODORE M. HESS-MAHAN
OF COUNSEL
781-431-2231, ext. 234
hess-mahan@hutchingsbarsamian.com

June 28, 2007

Civil Clerk's Office
Middlesex Superior Court
40 Thorndike Street
Cambridge, MA 02141

Re: *RMR Hospitality and Real Estate Fund v. Bulldog Investors GP, et al.*
Civil Action No. MICV2006-04054A

Dear Sir or Madam:

I enclose herewith for filing in the above action defendants' Notice of Filing of Amended Notice of Removal.

Thank you for your attention to this matter.

Very truly yours,



Theodore M. Hess-Mahan

cc: Counsel of Record (w/enclosure)
Enclosure

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND,

Plaintiff,

v.

BULLDOG INVESTORS GENERAL PARTNERSHIP, *et al.*,

Defendants.

Civil Action No. MICV2006-04054A

NOTICE OF FILING OF AMENDED NOTICE OF REMOVAL

PLEASE TAKE NOTICE THAT Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop, Inc.; Full Value Advisors, LLC; Spar Advisors, LLC; Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Calapasas Investment Partnership No. 1, LP Calapasas Investment Partnership No. 2, LP; Klein, Bogakos & Robertson, CPAs, Inc.; Samuels Asset Management, Inc.; Phillip Goldstein and Steven Samuels, Defendants herein, filed a Notice of Removal, a copy of which is attached hereto, pursuant to 28 U.S.C.A. § 1446, in the United States District Court for the District of Massachusetts.

Dated: June 28, 2007

Respectfully submitted,

By their attorneys,



Theodore M. Hess-Mahan (BBO#557109)
Hutchings, Barsamian, Mandelcorn &
Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481

Counsel for Defendants Calapasas Investment Partnership No. 1, L.P.; Calapasas Investment Partnership No. 2, L.P., and Klein, Bogakos & Robertson CPAs, Inc.; Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop, Inc., Full Value Advisors, LLC, Spar Advisors LLC, Steady Gain Partners, LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors, LLC; Samuels Asset Management, Inc.; Phillip Goldstein and Steven Samuels

CERTIFICATE OF SERVICE

I hereby certify that a copy of the above document was served by mail and email on counsel of record listed below on June 28, 2007:

Jane E. Willis
Ropes & Gray LLP
One International Place
Boston, MA 02110

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

Phillip Y. Brown
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110

Attorneys for Intervenor Adrian Overstreet



Theodore M. Hess-Mahan

UNITED STATES DISTRICT COURT
FOR THE
DISTRICT OF MASSACHUSETTS

RMR HOSPITALITY and REAL ESTATE FUND, Plaintiff,	
v.	Civil Action No.: 1:07-cv-11113-EFH
BULLDOG INVESTORS GENERAL PARTNERSHIP; et al. Defendants.	

PLAINTIFF RMR HOSPITALITY AND REAL ESTATE FUND'S MOTION TO REMAND THIS ACTION TO MASSACHUSETTS SUPERIOR COURT

Plaintiff RMR Hospitality and Real Estate Fund ("RHR"), by and through undersigned counsel, move this Court pursuant to 28 U.S.C. §1447(c) to remand this case to the Massachusetts Superior Court and to award RHR its actual expenses, including attorneys' fees, incurred in connection with the removal of this case. In support of this motion, RHR relies upon the Memorandum of Law and supporting materials submitted herewith and the pleadings and papers on file with the Court.

Respectfully submitted,

RMR HOSPITALITY and REAL ESTATE FUND
By its attorneys,

/s/ Jane E. Willis
Jane E. Willis, BBO #568024
Justin J. Wolosz, BBO #643543
ROPES & GRAY LLP
One International Place
Boston, MA 02110-2624
Tel. (617) 951-7000
Jane.Willis@ropesgray.com

Dated: July 11, 2007

CERTIFICATION OF CONFERENCE WITH OPPOSING COUNSEL

In accordance with Local Rule 7.1(a)(2), attorneys for Plaintiff RHR certify that they have conferred with counsel for defendants in this action in a good faith effort to resolve this issue. The parties were unable to reach agreement on RHR's request that the case be remanded to Massachusetts Superior Court.

/s/ Jane E. Willis
Jane E. Willis, BBO #568024
ROPES & GRAY LLP
One International Place
Boston, MA 02110-2624
Tel. (617) 951-7000
Jane.Willis@ropesgray.com

CERTIFICATE OF SERVICE

I hereby certify that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non registered participants on July 11, 2007.

/s/ Jane E. Willis
Jane E. Willis, BBO #568024
ROPES & GRAY LLP
One International Place
Boston, MA 02110-2624
Tel. (617) 951-7000
Jane.Willis@ropesgray.com

UNITED STATES DISTRICT COURT
FOR THE
DISTRICT OF MASSACHUSETTS

RMR HOSPITALITY and REAL ESTATE FUND, Plaintiff, v. BULLDOG INVESTORS GENERAL PARTNERSHIP; et al. Defendants.	Civil Action No.: 1:07-cv-11113-EFH

PLAINTIFF RMR HOSPITALITY AND REAL ESTATE FUND'S MOTION TO REMAND THIS ACTION TO MASSACHUSETTS SUPERIOR COURT

Plaintiff RMR Hospitality and Real Estate Fund ("RHR"), by and through undersigned counsel, move this Court pursuant to 28 U.S.C. §1447(c) to remand this case to the Massachusetts Superior Court and to award RHR its actual expenses, including attorneys' fees, incurred in connection with the removal of this case. In support of this motion, RHR relies upon the Memorandum of Law and supporting materials submitted herewith and the pleadings and papers on file with the Court.

Respectfully submitted,

RMR HOSPITALITY and REAL ESTATE FUND
By its attorneys,

/s/ Jane E. Willis
Jane E. Willis, BBO #568024
Justin J. Wolosz, BBO #643543
ROPES & GRAY LLP
One International Place
Boston, MA 02110-2624
Tel. (617) 951-7000
Jane.Willis@ropesgray.com

Dated: July 11, 2007

CERTIFICATION OF CONFERENCE WITH OPPOSING COUNSEL

In accordance with Local Rule 7.1(a)(2), attorneys for Plaintiff RHR certify that they have conferred with counsel for defendants in this action in a good faith effort to resolve this issue. The parties were unable to reach agreement on RHR's request that the case be remanded to Massachusetts Superior Court.

/s/ Jane E. Willis
Jane E. Willis, BBO #568024
ROPES & GRAY LLP
One International Place
Boston, MA 02110-2624
Tel. (617) 951-7000
Jane.Willis@ropesgray.com

CERTIFICATE OF SERVICE

I hereby certify that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non registered participants on July 11, 2007.

/s/ Jane E. Willis
Jane E. Willis, BBO #568024
ROPES & GRAY LLP
One International Place
Boston, MA 02110-2624
Tel. (617) 951-7000
Jane.Willis@ropesgray.com

UNITED STATES DISTRICT COURT
FOR THE
DISTRICT OF MASSACHUSETTS

RMR HOSPITALITY and REAL ESTATE FUND, Plaintiff, v. BULLDOG INVESTORS GENERAL PARTNERSHIP; et al. Defendants.	)	Civil Action No.: 1:07-cv-11113-EFH

MEMORANDUM OF LAW IN SUPPORT OF PLAINTIFF'S MOTION TO REMAND

Preliminary Statement

In this action, RMR Hospitality and Real Estate Fund ("RHR"), a closed end mutual fund organized as a Massachusetts business trust, seeks to enforce provisions of its Agreement and Declaration of Trust (the "Trust Agreement") under applicable Massachusetts law.

The Defendants (collectively "Bulldog") are self described "shareholder activists" who target publicly traded closed end mutual funds such as RHR. Bulldog's business is to acquire a significant share position in a target fund, and then to pressure the fund's management to take action, such as liquidation, a share buy back, a merger, or some other measure which may allow Bulldog to sell its shares at a profit. Bulldog's actions often result in the remaining shareholders being left with a financially weaker fund which is less able to achieve its investment objectives.

RHR's Trust Agreement provides that, with certain exceptions not applicable to Bulldog, no person or group of persons acting together may own more than 9.8% of RHR's outstanding shares (the "Ownership Limitation"). The purpose of the Ownership Limitation is to limit the ability of certain shareholders to force RHR to act in a manner inconsistent with RHR's investment objectives.

In 2006, Bulldog selected RHR as a target and purchased shares of RHR in excess of the Ownership Limitation. When RHR requested that Bulldog bring its share ownership into compliance with the Trust Agreement, Bulldog refused. At that time and in the months that followed, Bulldog committed unfair and deceptive acts in connection with its violation of the Ownership Limitation in an attempt to force RHR to incur considerable expense as a result of not accepting Bulldog's demands, and to force RHR to take action contrary to its investment objective for the benefit of Bulldog. RHR incurred significant costs in response to these improper threats and actions.

RHR filed suit against Bulldog on November 13, 2006 in the Massachusetts Superior Court for Middlesex County. The Complaint sought a declaratory judgment that Bulldog's share ownership violated the Ownership Limitation and specific performance requiring Bulldog to comply with the Trust Agreement. Rather than responding on the merits, Bulldog filed a baseless motion to dismiss the Complaint for lack of personal jurisdiction. After several rounds of briefing to address Bulldog's various jurisdictional theories, the Massachusetts Superior Court denied Bulldog's motion on May 30, 2007.

Thereafter, RHR filed an Amended Complaint, which updated the allegations to account for Bulldog's continued violations of the Trust Agreement, added a claim for damages under Mass. Gen. L. ch. 93A ("Chapter 93A") based on Bulldog's unfair and deceptive actions in connection with its violations of the Trust Agreement, and named as defendants several Bulldog partners and affiliates, which had previously been named in the original complaint as "John

Does" but whose identities became known to RHR during the seven months of legal sparring concerning the jurisdiction of the Massachusetts courts.

Bulldog countered by removing the case to this Court on the basis of an ill-founded claim of federal jurisdiction. Bulldog asserts that there is federal question jurisdiction over RHR's Chapter 93A claim even though that claim, which is based on Bulldog's improper threats and false statements designed to force RHR to accept its demands or incur considerable expense, plainly arises under the Massachusetts statute prohibiting unfair and deceptive trade practices. Bulldog asserts that the fact that some of its false statements were made in federal SEC filings is enough to confer federal question jurisdiction. Bulldog also claims that there is diversity jurisdiction because this action is between citizens of different states and the amount in controversy exceeds $75,000. Amended Notice of Removal ¶¶ 5-6.

As explained below, Bulldog is wrong in its claims for jurisdiction. There is no federal question jurisdiction because RHR's Chapter 93A claim is brought pursuant to Massachusetts state law and does not depend for its resolution on the determination of any substantial federal question. RHR is not seeking to enforce any federal law, but has merely referenced certain of Bulldog's SEC filings as some of the evidence of Bulldog's Chapter 93A violations. There is no diversity jurisdiction because there is not complete diversity between all plaintiffs and all defendants. Because there is no proper basis for federal jurisdiction, this case should be remanded to the Middlesex Superior Court, and RHR should be granted its costs and attorneys' fees pursuant to 28 U.S.C. § 1447(c).

STATEMENT OF FACTS

Plaintiff RMR Hospitality and Real Estate Fund

Plaintiff RHR is a closed end mutual fund, which is organized as a Massachusetts business trust. RHR's membership interests, or common shares, are traded on the American Stock Exchange and RHR has several thousand shareholders, including residents of Massachusetts, New York, New Jersey, Delaware, Ohio and other states. Amended Compl. ¶ 5.[1]

Closed end mutual funds like RHR differ from the more common open end mutual funds. In an open end fund, shares are continuously offered for sale by the fund, and investors can tender their shares to the fund for redemption at any time. The price at which the shares are bought and sold is calculated by taking the fund's "net asset value", or the total value of the fund's investments, and dividing it by the number of outstanding shares. In a closed end fund, however, investors buy their shares in an initial public offering or from other shareholders. A closed end fund does not regularly sell additional shares; the number of shares is normally fixed and the shares trade on a securities exchange like the shares of other public companies. In part because the shares of a closed end fund are not immediately redeemable at net asset value, and in part because their trading price is whatever amount investors are willing to pay or receive for the shares on a given day, shares of a closed end fund sometimes trade at a price lower or higher than the fund's net asset value. Amended Compl. ¶¶ 28-30.

Defendants -- The Bulldog Hedge Fund Group

Defendant Phillip Goldstein ("Goldstein") and his affiliates, which include at least the defendants in this action, run a hedge fund called "Bulldog" or "Bulldog Investors". Bulldog consists of Defendant Bulldog Investors General Partnership ("BIGP"), which is comprised of many of the defendants in this case and is controlled by Defendant Goldstein. Amended Compl. ¶¶ 33-34. Bulldog describes itself as a shareholder "activist", which targets publicly traded closed end mutual funds like RHR. Bulldog's investment technique is to acquire a significant

[1] Citations to "Amended Compl." refer to RHR's Amended Complaint, filed June 4, 2007.

share position in a target fund, then pressure management to take action such as liquidation, a share buy back or other changes, that will result in a rapid increase of the share price. When the share price increases, Bulldog sells its investment at a profit, often leaving the remaining shareholders with a weaker company. Bulldog – as its name implies – forces its strategy upon its targets, frequently threatening and engaging in expensive litigation, and publicizing its activities, in its attempts to increase the share price of the target company. Amended Compl. ¶¶ 36-38.

RHR's Ownership Limitation

In order to ensure its ability to carry out its investment program, including investing in real estate investment trusts ("REITs"), RHR has imposed a limitation on share ownership in its Trust Agreement. The Ownership Limitation provides that, with certain exceptions, no person or group of persons acting together may own more than 9.8% of RHR's outstanding shares. Amended Compl. ¶ 50. If a shareholder (or group of shareholders acting together) violates the Ownership Limitation, the Trust Agreement contains a corrective mechanism that provides that shares acquired in excess of the Ownership Limitation ("Excess Shares") are to be transferred to a charitable trust, whose trustee is instructed to sell the shares with a portion of the proceeds payable to the offending shareholder and the remainder to a charitable beneficiary. Amended Compl. ¶¶ 57. The Charitable Trustee also receives all dividends paid on the Excess Shares, as well as the net proceeds of any Excess Shares that are sold prior to transfer to the charitable trust. Amended Compl. ¶ 78. RHR and its trustees are empowered to carry out the corrective mechanism and to take such other action as they deem advisable to enforce the Ownership Limitation. Amended Compl. ¶¶ 60.

Bulldog's Failure to Comply with the Trust Agreement

In early 2006, Bulldog selected RHR as one of its targets and began accumulating a significant share position. Eventually, Bulldog owned more than 14 percent of RHR's outstanding stock. Amended Compl. ¶¶ 46, 81 and Exhibit E.[2] Bulldog's 14 percent or more share ownership was a direct violation of the Ownership Limitation and the Trust Agreement. Upon learning of Bulldog's violation, RHR's President wrote to Bulldog and requested that Bulldog bring its holdings into compliance. Bulldog responded by letter from Goldstein, refusing to reduce Bulldog's share ownership in RHR. Amended Compl. ¶¶ 62-63. In the months that followed, Bulldog continued to refuse to bring its share ownership into compliance and threatened expensive litigation or a proxy contest if RHR would not accede to its demands. Bulldog also refused to provide information about its share ownership, despite the requirement in the Trust Agreement that it do so in response to RHR's request. Amended Compl. ¶¶ 64-71.

Bulldog made false and misleading statements in connection with its defiance of the Ownership Limitation. For example, in a November 3, 2006 letter Goldstein, acting on behalf of Bulldog, stated unequivocally that "for the record [] Bulldog Investors General Partnership does not own shares in any REITs nor does it intend to invest in any REITs". Amended Compl. ¶ 70 and Exhibit C. Goldstein was attempting to argue that the Ownership Limitation could only serve a purpose if Bulldog owned shares of REITs, which it did not. Goldstein's claim was false, however, as Bulldog's own marketing materials list REITs among the vehicles in which Bulldog invests, and public filings at the SEC signed by Goldstein disclosed that Bulldog owned shares of at least one REIT. Amended Compl. ¶ 70.

---

[2] Defendant Goldstein claimed in correspondence with RHR that he personally owned an additional 6,000 shares. Amended Compl. ¶ 81 and Exhibit E.

Despite RHR's continued efforts, Bulldog refused to bring its share ownership into compliance as required by the Trust Agreement. On November 13, 2006, RHR commenced this action, seeking a declaratory judgment that Bulldog's ownership of RHR shares violated the Ownership Limitation, and that RHR is entitled to take corrective action as provided in the Trust Agreement. RHR also sought specific performance of the Trust Agreement, requiring Bulldog to provide the information about its shares it had previously refused to provide.

On December 6, 2006, RHR's Board of Trustees appointed Adrian Overstreet, Esq., the Intervenor in this action, as the Charitable Trustee of the Excess Shares owned by Bulldog. The Charitable Trustee contacted Bulldog and requested that Bulldog transfer its Excess Shares into an account opened by the Charitable Trustee, provide an accounting of all dividend distributions received in violation of the Ownership Limitation and remit any future distributions from those Excess Shares to the Charitable Trustee, all as required by the RHR Trust Agreement and applicable Massachusetts law. Bulldog refused to comply with the Charitable Trustee's requests. Amended Compl. ¶¶ 73-75.

On February 5, 2007, Bulldog issued a press release, announcing that it had sold 125,000 of its RHR shares, allegedly reducing its share ownership to 9.79% of RHR's outstanding shares, an amount that would no longer violate the Ownership Limitation. The release claimed that Bulldog sold the shares because "it is in the best interests of all shareholders to eliminate the prospect of a material reduction of RHR's net asset value" due to the expenses of this litigation. Amended Compl. ¶ 76. Bulldog's announcement was false and deceptive in that it did not disclose the RHR share ownership of certain Bulldog affiliates, such as Samuels Asset Management or Samuels, or the identity of the other Defendants and their RHR share ownership.

Accordingly, RHR believes and has alleged in this case that Bulldog may still own in excess of the 9.8% cap set by the Ownership Limitation. Amended Compl. ¶ 77.

The Charitable Trustee wrote to Bulldog on February 7, 2007, requesting that Bulldog remit to the Charitable Trustee any accumulated dividends or profits from the Excess Shares it had sold. Bulldog refused. Amended Compl. ¶¶ 78-79. Bulldog's February 5 announcement and press release was thus unfair and deceptive because, among other things, it suggested that Bulldog's sale would end this litigation but failed to disclose that Bulldog was unwilling to remit its profits from the sale as required by the Trust Agreement, which would require the litigation to continue. Amended Compl. ¶ 80. At that point, RHR had already incurred significant cost and attorney's fees in connection with Bulldog's unlawful share ownership and Bulldog's attempt to force RHR to accept Bulldog's demands, which were contrary to the interest of RHR and its shareholders and for the benefit of Bulldog.

Bulldog's Failed Proxy Contest

Bulldog carried out its threat to cause RHR to incur considerable expense as a result of its refusal to accept Bulldog's demands by starting a proxy contest. In January 2007, Bulldog filed proxy statements with the SEC seeking to elect Defendant Goldstein and another Bulldog insider to RHR's Board of Trustees, presenting a proposal to terminate RHR's investment advisory contract with RMR Advisors, Inc. and a proposal barring the trustees from taking action to prevent a tender offer which Bulldog claimed it would make in order to acquire additional RHR shares. These proxy statements included false and misleading statements, including statements relating to the purpose and effects of the proposals. Amended Compl. ¶¶ 81-83.

RHR's annual meeting took place on March 8, 2007. Neither Goldstein nor any Bulldog representative attended. As a result, none of the nominations or proposals for which Bulldog solicited proxies were presented at the meeting. Although a small minority of RHR shareholders may have delivered proxies to Bulldog, these proxies were not voted at the meeting and Bulldog's nominations and proposals were defeated. Bulldog's actions in connection with its nominations and proxy contest caused RHR to incur substantial costs, despite the fact that Bulldog failed even to attend the annual meeting or vote the proxies with which it was entrusted. Amended Compl. ¶¶ 84-85.

The Current Litigation

RHR filed this action in Middlesex Superior Court on November 13, 2006. Bulldog responded with a motion to dismiss the complaint for lack of personal jurisdiction. The Court denied Bulldog's motion on May 30, 2007. On June 4, 2007, RHR filed an amended complaint as of right. The amended complaint identified nine additional defendants that had previously been named as "John Doe" Defendants. Amended Compl. ¶¶ 13-20, 22. It contained the same declaratory judgment and specific performance claims as presented previously. Amended Compl. ¶¶ 90-100. It added an additional claim for specific performance to require Bulldog to provide information and an accounting of the RHR shares it had sold, so that the Charitable Trustee could collect the appropriate dividends and profits. Amended Compl. ¶¶ 101-07. Finally, the Amended Complaint added a Chapter 93A claim, based on the unfair and deceptive acts Bulldog committed in connection with its violation of the Ownership Limitation and its attempt to force RHR to take action contrary to its interest in order to benefit Bulldog. Amended Compl. ¶¶ 108-12. On June 15, 2007, Bulldog removed the case to this Court and on June 28,

2007 it filed an Amended Notice of Removal. Both notices claim that this Court has federal question jurisdiction and diversity jurisdiction.[3]

ARGUMENT

A defendant may properly remove an action to federal court only when the federal court would have original jurisdiction over the case. *See* 28 U.S.C. § 1441(a). As the removing party, Bulldog bears the burden of establishing that this Court has original jurisdiction over RHR's state action. *See Rossello-Gonzalez v. Calderon-Serra*, 398 F.3d 1, 11 (1st Cir. 2004); *Danca v. Private Health Care Sys., Inc.*, 185 F.3d 1, 4 (1st Cir. 1999). In determining whether Bulldog has met its burden, the Court should construe the removal statutes strictly and resolve all doubts in favor of remand. *See Shamrock Oil & Gas Corp. v. Sheets*, 313 U.S. 100, 108-09 (1941). Bulldog cannot meet its burden because RHR's cause of action does not arise under federal law and there is not complete diversity of citizenship. Therefore, this Court has no jurisdiction and the case must be remanded to the Middlesex Superior Court.

I. THERE IS NO FEDERAL QUESTION JURISDICTION.

Bulldog does not dispute that RHR's claims for declaratory judgment and specific performance arise under Massachusetts law, including the law of Massachusetts business trusts, but Bulldog has nevertheless removed this case on an assertion that RHR's claim for unfair and deceptive practices under Massachusetts General Laws, Chapter 93A, a Massachusetts statutory

[3] The notices of removal were filed by the same counsel that has been representing the defendants since November 2006 on behalf of both the original defendants identified in the initial Superior Court complaint and the "John Doe" defendants whose identities were revealed to RHR only months later, but were known to the original defendants and their counsel at the time of the initial complaint because they are partners or participants in Bulldog. Under these circumstances, it is questionable whether counsel's removal of the case to this Court was timely. *Cf. Davidson v. Rand*, No. 05-cv-012-SM, 2005 WL 768593, at *4 (D.N.H. April 6, 2005). Nevertheless, because the timeliness of this removal may depend on whether the Chapter 93A claim included in the Amended Complaint filed on June 4, 2007 raises a question of federal law, timeliness of this removal is not separately argued in this memorandum.

claim, somehow creates "federal question jurisdiction". Amended Notice of Removal ¶ 5. Federal question jurisdiction exists over causes of action that "aris[e] under the Constitution, laws, or treaties of the United States". 28 U.S.C. §1331. It is proper when "a well-pleaded complaint establishes either that federal law creates the cause of action or that the plaintiff's right to relief necessarily depends on a resolution of a substantial question of federal law". *Empire Healthchoice Assurance, Inc. v. McVeigh*, --- U.S. ---, 126 S. Ct. 2121, 2131 (2006) (quoting *Franchise Tax Bd. of Cal. v. Construction Laborers Vacation Trust for Southern Cal.*, 463 U.S. 1, 27-28 (1983)); *see also Massachusetts v. V & M Management, Inc.*, 752 F. Supp. 519, 521 (D. Mass. 1990) (Harrington, J.) ("[F]ederal question jurisdiction extends only to those cases in which a well pleaded complaint establishes *either* that federal law creates the cause of action, *or* that the plaintiff's right to relief necessarily depends on resolution of a substantial question of federal law"), *aff'd*, 929 F.2d 830 (1st Cir.1991). Federal question jurisdiction can also exist where "federal law completely preempts a plaintiff's state law claim". *Alshrafi v. Am. Airlines, Inc.*, 321 F. Supp. 2d 150, 155 (D. Mass. 2004) (quoting *Rivet v. Regions Bank of La.*, 522 U.S. 470, 475 (1998)). RHR's Chapter 93A claim does not fit within any of these categories.

A. <u>RHR's Chapter 93A Cause of Action Is Not Created by Federal Law.</u>

RHR's Chapter 93A claim is a cause of action created by Massachusetts statute and therefore by Massachusetts state law, not federal law. *See* Amended Compl. ¶¶ 108-112; Mass. Gen. Laws ch. 93A, §§ 2, 11. Accordingly, it does not fall within the first category of "arising under" federal question cases. *See Franchise Tax Bd.*, 463 U.S. at 8-9 ("a suit arises under the law that creates the cause of action") (quoting statement of Justice Holmes from *American Well Works Co. v. Layne & Bowler Co.*, 241 U.S. 257, 260 (1916)); *see also Merrell Dow Pharms., Inc. v. Thompson*, 478 U.S. 804, 809 (1986) (there was no federal question jurisdiction where plaintiff's complaint only presented state law claims and federal law did not create any of the causes of action alleged); *Danca,* 185 F.3d at 4 (complaint alleged only causes of action under state law and therefore it presented, on its face, no basis for federal question jurisdiction).

B. RHR's Chapter 93A Claim Is Based Upon State Law and Does Not Turn on Any Substantial Question of Federal Law.

As explained above, a cause of action created by state law may nonetheless qualify for federal question jurisdiction if it "necessarily raise[s] a stated federal issue, actually disputed and substantial, which a federal forum may entertain without disturbing any congressionally approved balance of federal and state judicial responsibilities". *Grable & Sons Metal Prods., Inc. v. Darue Eng'g and Manuf.*, 545 U.S. 308, 314 (2005). This basis for this type of federal question jurisdiction is a "narrow" one, *Hunneman Real Estate Corp. v. E. Middlesex Assoc. of Realtors, Inc.*, 860 F. Supp. 906, 909 (D. Mass. 1994), which "endures in principle but should be applied with caution". *Rossello-Gonzalez,* 398 F.3d at 12 *(quoting Almond v. Capital Props., Inc.*, 212 F.3d 20, 23 (1st Cir. 2000)); *see also Evans v. Sentry Prop. Mgmt. Corp.*, 852 F. Supp. 71, 72-73 9 (D. Mass. 1994) (Harrington, J.) ("Federal courts should not expand their jurisdiction by federalizing matters which are, in essence, state claims"). Federal question jurisdiction requires more than the "mere presence of a federal issue", *Merrell Dow Pharms., Inc.*, 478 U.S. at 813, but is reserved for those "claims recognized under state law that nonetheless turn on substantial questions of federal law". *Grable*, 545 U.S. at 312; *see also Franchise Tax Bd.*, 463 U.S. at 28 (a state law claim must "necessarily depend[] on resolution of a substantial question of federal law" in order to confer federal question jurisdiction).

Bulldog's Amended Notice of Removal fails to demonstrate that RHR's Chapter 93A claim depends upon a "substantial question[] of federal law". *Grable*, 545 U.S. at 312. Bulldog is wrong when it claims that RHR's Chapter 93A Claim is "premised" or "based primarily on" Bulldog's federal filings with the SEC. Amended Notice of Removal ¶ 5. Rather, RHR's

Chapter 93A claim alleges that Bulldog engaged in unfair and deceptive business practices by making improper threats and false statements that were designed to force RHR to accept Bulldog's demands or incur considerable expense. The fact that a few of these statements were made in documents that were filed with the SEC is of no consequence to the resolution of RHR's claims. Moreover, the majority of threats and deceptive statements alleged by RHR were not made in connection with any federal SEC filings. *See, e.g.,* Amended Compl. ¶ 63 (Goldstein, on behalf of Bulldog, refused to comply with the Ownership Limitation and threatened "expensive litigation" if RHR would not accede to its demands), ¶ 65 (Goldstein threatened to publicize its dispute with RHR to gain an advantage), ¶ 70 (Bulldog falsely claimed it does not invest in REITs); ¶¶ 76, 80 (Bulldog issued a press release falsely claiming its actions would end this litigation).

Determining whether these alleged statements are false and deceptive and whether Bulldog acted unfairly and improperly does not depend upon any provision of any federal law. Rather, such findings and determinations are to be made with reference to the law of Massachusetts, namely Mass. Gen. Laws ch. 93A, §§ 2, 11 and corresponding Massachusetts case law.[4] Because these determinations do not depend upon the resolution of a substantial question of federal law, RHR's Chapter 93A claim does not state a federal question. *Grable*, 545 U.S. at 312-14 (2005); *see Lippitt v. Raymond James Fin. Servs., Inc.*, 340 F.3d 1033, 1043,

[4] For purposes of its Chapter 93A claim, RHR must establish that (1) both RHR and Bulldog engage in the conduct of trade and commerce; (2) Bulldog committed an unfair or deceptive act or practice; (3) RHR suffered damages connected with the unfair or deceptive act or practice; and (4) the unfair or deceptive act or practice occurred primarily and substantially in Massachusetts. *See* Mass. Gen. Laws ch. 93A, § 11; *see also Bowers v. Baystate Techs., Inc.*, 101 F. Supp. 2d 53, 54-55 (D. Mass. 2000). Courts have explained that "[c]onduct is unfair or deceptive if it is 'within at least the penumbra of some common law, statutory, or other established concept of unfairness' or 'immoral, unethical, oppressive, or unscrupulous.'" *Cummings v. HPG Int'l, Inc.*, 244 F.3d 16, 25 (1st Cir. 2001) (quoting *PMP Assocs., Inc. v. Globe Newspaper Co.*, 366 Mass. 593, 321 N.E.2d 915, 917 (1975)).

1045-46 (9th Cir. 2003) (no federal question jurisdiction exists where a state consumer protection claim required no inquiry into federal securities law, but only a determination of whether the defendants' actions constituted "unlawful, unfair, or fraudulent business act[s] or practice[s]" under California state law); *Chronologic Simulation, Inc. v. Sanguinetti*, 892 F. Supp. 318, 320 (D. Mass. 1995) (no application of federal securities law was necessary to the determination of the common law fraud and other state law claims alleged in plaintiffs' complaint, which did not seek a remedy for violations of federal securities laws); *see V&M Management Inc.*, 752 F. Supp. at 521 (where plaintiff alleged a Chapter 93A claim based, in part, on violations of federal law, the Chapter 93A claim did not raise "substantial questions" of federal law giving rise to federal jurisdiction).

A recent case from the Southern District of New York, *Fin. and Trading, Ltd. v. Rhodia S.A.*, No. 04 Civ. 6083(MBM), 2004 WL 2754862 (S.D.N.Y. Nov. 30, 2004), seems almost directly on point. In *Fin. and Trading, Ltd.*, plaintiffs filed suit in New York state court against a company and affiliated persons and entities, alleging that the defendants' false and misleading statements amounted to common law fraud and negligent misrepresentation. Defendants removed the case to federal court on the ground that, although the plaintiffs alleged state law causes of action, some of the allegedly false or misleading statements were contained within the company's prospectuses which the defendants had filed with the SEC. The Court found that despite this fact, the state law causes of action raised no substantial federal question. In remanding the case to New York state court, the Court explained that:

> Plaintiffs' claims may be assessed entirely by applying New York's common law standards to the facts in this case. Although certain of defendants' alleged misrepresentations certainly were contained in prospectuses filed with the SEC, plaintiffs' claims do not depend on any rights or causes of action created by federal law. They stand independently on state common law grounds.

Id. at *7.

This same reasoning is applicable in this case. RHR alleges that Bulldog engaged in an unfair and deceptive scheme to force RHR to accept Bulldog's demands or incur significant costs by means of improper threats and false statements, some of which happen to have been made in federal filings. The determination that those statements were false and were made as a part of Bulldog's unfair and deceptive scheme in violation of Mass. Gen. L. ch. 93A is independent of any federal provisions governing such federal filings. *See id.; Sung v. Wasserstein*, No. 05 Civ. 7138(VM), 2006 WL 435449, at *11 (S.D.N.Y. Feb. 21, 2006) (the existence of statements "in a federally required document does not change the inquiry whether, standing alone, they were false and misleading as a necessary element of a cause of action under state law").

Whether certain false statements made by Bulldog actually violate certain provisions of the Exchange Act is not the question presented by the present litigation. Where the same acts violate both federal and state law, a plaintiff has the option to proceed only on the state law violations. *Rossello-Gonzalez*, 398 F.3d at 11 ("[I]t is well settled that 'the plaintiff [is] the master of the claim; he or she may avoid federal jurisdiction by exclusive reliance on state law'") (*quoting Caterpillar Inc., v. Williams*, 482 U.S. 386, 392 (1987)); *Danca* 185 F.3d at 4 ("Under our dual sovereign system, the plaintiff is the 'master to decide what law he will rely upon.' Plaintiff has the prerogative to rely on state law alone although both federal and state law may provide a cause of action.") (quoting *Fair v. Kohler Die & Specialty Co.*, 228 U.S. 22, 25, (1913)). Here, RHR is pursuing recovery of the costs incurred in connection with the Defendants' unfair and deceptive acts on the basis of state law only. RHR's Chapter 93A claim presents no substantial federal question, and Bulldog's claim of federal jurisdiction fails. *Dean v. Compass Receivables Mgmt. Corp.*, 148 F. Supp. 2d 116, 118-19 (D. Mass. 2001) (remanding case alleging Chapter 93A claim even though defendants' actions attempting to collect a debt fell "squarely within one or more" provisions of the federal Fair Debt Collection Practices Act).

C. RHR's Chapter 93A Claim Is Not Preempted by Federal Law.

As set forth above, there also exists a limited class of state law claims that are subject to federal jurisdiction because they are "completely preempt[ed]" by federal law. *Alshrafi*, 321 F. Supp. 2d at 155. Some of Bulldog's false statements referenced in the Amended Complaint were contained in federal filings under the Exchange Act. Congress has given federal district courts "exclusive jurisdiction" over violations of the Exchange Act, or suits to enforce a liability or duty created by the Exchange Act. 15 U.S.C. § 78aa (Exchange Act, § 27). This preemptive and exclusive jurisdiction is not applicable to this case because RHR's complaint does not seek to enforce any provision of, or liability or duty created by, the federal Exchange Act.

RHR's claim is based on Massachusetts law regarding unfair and deceptive trade practices and RHR has not asserted any federal cause of action based on any federal violation that may have occurred. State law claims that exist, separate and apart from, or even parallel to, federal claims are not preempted, and do not provide a basis for federal jurisdiction. *See* 15 U.S.C. § 78bb (Exchange Act, Section 28) ("the rights and remedies provided by this Act shall be in addition to any and all other rights and remedies that may exist at law or in equity . . . "); *Lippitt*, 340 F.3d at 1041-42 (Section 78aa of the Exchange Act does not preempt state law false advertising claims against securities firms); *Fin. and Trading, Ltd.*, 2004 WL 2754862 at *5 (state law causes of action for, among other things, false and misleading statements contained in a prospectus were not pre-empted).

II. THERE IS NO DIVERSITY JURISDICTION.

"A case falls within the federal district court's original diversity jurisdiction only if diversity of citizenship among the parties is complete, *i.e.*, only if there is no plaintiff and no defendant who are citizens of the same State." *Wisconsin Dep't of Corr. v. Schacht*, 524 U.S. 381, 388 (1998) (internal quotations and citations omitted); *see also Strawbridge v. Curtiss*, 7 U.S. (3 Cranch) 267 (1806), overruled on other grounds by *Louisville, C. & C.R. Co. v. Letson*, 43 U.S. 497 (1844). Bulldog claims diversity on the erroneous proposition that RHR is a Massachusetts business trust with its principal place of business in Massachusetts and therefore only a resident of Massachusetts, and that all defendants are citizens of states other than Massachusetts. *See* Amended Notice of Removal ¶ 6.

The citizenship of an unincorporated entity, including a business trust or a limited partnership, is the citizenship of each of the entity's members. *Carden v. Arkoma Assocs.*, 494 U.S. 185, 195-96 (1990) (the citizenship of unincorporated associations and entities is the citizenship of each of its members or holders of interests). The citizenship of RHR, a Massachusetts business trust, is therefore the citizenship of each of its shareholders. *See Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 168 F.Supp. 2d 1352, 1358-59 (M.D. Fla. 2001) (holding that the citizenship of a Massachusetts business trust "must be based on the citizenship of the shareholders"), *aff'd*, 292 F.3d 1334 (11th Cir. 2002); *FMAC Loan Receivable Trust 1997-C v. Strauss*, 03 Civ. 2190(LAK), 2003 WL 1888673, at *1 (S.D.N.Y. April 14, 2003) (a Delaware business trust's citizenship is determined by the citizenship of the trust's shareholders). RHR has several thousand shareholders who reside in many states, including but not limited to Massachusetts, New York, and Ohio; and therefore RHR is a citizen of each of those states for the purpose of diversity jurisdiction. *See* Amended Compl. ¶ 5.

The defendants in this action include Phillip Goldstein, a citizen of New York, and Kimball & Winthrop, a corporation organized under Ohio law with its principal place of business in New York. Amended Notice of Removal ¶ 6. Defendants in this action also include several limited partnership and limited liability corporations which are citizens of each state in which their limited partners or members are citizens. In particular, in prior Superior Court filings in this case, Bulldog has admitted that Opportunity Partners Limited Partnership has at least one limited partner who is a Massachusetts resident. *See* Goldstein Declaration dated December 13, 2006. Because limited partnerships are considered citizens "of the state of domicile of each and every limited and general partner," Opportunity Partners Limited Partnership is a citizen of Massachusetts. *See Lindner Dividend Fund, Inc. v. Ernst & Young*, 880 F. Supp. 49, 59 (D. Mass. 1995) (citing *Carden*, 494 U.S. 185 (1990)); *see also Halleran v. Hoffman*, 966 F.2d 45, 47 (1st Cir. 1992) ("if any . . . limited partners are citizens of [a state], then [the limited partnership] itself is a citizen of [that state]").

Because the plaintiff, RHR, and several defendants share the same states of citizenship, including but not limited to, New York, Massachusetts and Ohio, complete diversity does not exist and Bulldog's attempt to remove based on diversity jurisdiction fails. *Wisconsin Dep't of Corr.*, 524 U.S. at 388.[5]

III. RHR SHOULD BE AWARDED ITS COSTS AND ATTORNEYS' FEES.

Upon remand of this case, the Court "may require payment of just costs and any actual expenses, including attorney fees, incurred as a result of the removal." 28 U.S.C. § 1447(c). An award of attorneys' fees under this provision may be made "where the removing party lacked an objectively reasonable basis for seeking removal." *Martin v. Franklin Capital Corp.*, 546 U.S. 132, 126 S. Ct. 704, 711 (2005).

[5] The trustees of RHR, some of whom are Massachusetts citizens, are also record shareholders of RHR. Mr. Goldstein himself, is a citizen of New York and a record shareholder of RHR.

No litigant could reasonably have believed that this case presented a basis for federal question jurisdiction. The face of RHR's Amended Complaint asserts no cause of action created by federal law, and the state law claims which are asserted do not depend on federal law.

Bulldog's "diversity" claim is equally baseless. With only a minimum of legal research, Bulldog should have discovered the well-settled legal principle that an unincorporated association such as a business trust or a limited partnership is a citizen of every state in which one of its members is a citizen. Bulldog's own statements in this litigation during the Superior Court dispute concerning that court's jurisdiction establish that Defendant Opportunity Partners is a citizen of Massachusetts.

The fact that the notices of removal in this case were filed by the same lawyers who have been engaged in more than seven months of active litigation in this case in the Massachusetts state courts, and only after the defendants lost their objection to the jurisdiction of the Massachusetts courts, is an aggravating factor in this case.

Bulldog's asserted claims for removal are, in fact, so baseless that they suggest that its removal notices may be nothing more than another means by which Bulldog is attempting to carry out its hedge fund strategies to pressure RHR to accede to its demands or face expensive and prolonged litigation. The absence of an objectively reasonable basis for asserting federal jurisdiction makes an award of attorneys' fees in this case under 28 U.S.C. §1447(c) appropriate. *See Martin*, 126 S. Ct. at 711; *Harvard Real Estate-Allston, Inc. v. Kmart Corp.*, 407 F. Supp. 2d 317, 322 (D. Mass. 2005) (fees and costs awarded to non-removing party). After remand this court may retain jurisdiction to accept an application for RHR's costs and attorneys' fees. *See Bryant v. Britt*, 420 F.3d 161, 165-66 (2d Cir. 2005) ("[A] district court has jurisdiction to resolve a motion for fees and costs under §1447(c) after a remand order has issued"). Please see the proposed form of order submitted herewith..

CONCLUSION

For all of the foregoing reasons, RHR respectfully requests that the Court remand this action to the Middlesex Superior Court and award to RHR its costs and reasonable attorneys' fees, to be determined upon application to this Court.

Respectfully submitted,

RMR HOSPITALITY and REAL ESTATE FUND

By its attorneys,

/s/ Jane E. Willis
Jane E. Willis, BBO #568024
Justin J. Wolosz, BBO #643543
ROPES & GRAY LLP
One International Place
Boston, MA 02110-2624
Tel. (617) 951-7000
Jane.Willis@ropesgray.com

Dated: July 11, 2007

CERTIFICATE OF SERVICE

I hereby certify that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non registered participants on July 11, 2007.

/s/ Jane E. Willis
Jane E. Willis, BBO #568024
ROPES & GRAY LLP
One International Place
Boston, MA 02110-2624
Tel. (617) 951-7000
Jane.Willis@ropesgray.com

UNITED STATES DISTRICT COURT
FOR THE
DISTRICT OF MASSACHUSETTS

RMR HOSPITALITY and REAL ESTATE FUND, Plaintiff,	
v.	Civil Action No.: 1:07-cv-11113-EFH
BULLDOG INVESTORS GENERAL PARTNERSHIP; et al. Defendants.	

[PROPOSED] ORDER REMANDING THIS ACTION TO MASSACHUSETTS SUPERIOR COURT

PENDING BEFORE THE COURT is Plaintiff RMR Hospitality and Real Estate Fund's Motion To Remand This Action To Massachusetts Superior Court.

The Court having considered this Motion, the Memorandum of Law and supporting materials submitted therewith, any Opposition and Reply thereto, and the papers and pleadings filed with the Court, it is hereby **ORDERED**:

Neither 28 U.S.C. § 1331 nor 28 U.S.C. § 1332(a)(1) provide this Court with subject matter jurisdiction over this matter. Accordingly, Plaintiff's motion to remand is **GRANTED** and the above-captioned action is **REMANDED** to the Massachusetts Superior Court for Middlesex County pursuant to 28 U.S.C. § 1447(c).

The Court finds that the Defendants lacked an objectively reasonable basis for seeking removal in this case. Accordingly, Defendants are **ORDERED** to pay RMR Hospitality and

Real Estate Fund ("RHR") its costs and expenses, including attorneys' fees, incurred as a result of the removal.

RHR may file an application detailing the amount of its costs and reasonable attorneys' fees within 14 days of this order. Defendants may oppose such application in the time prescribed by the rules for the filing of oppositions to motions.

SIGNED in Boston, Massachusetts, this _____ day of __________, 20____.

THE HONORABLE EDWARD F. HARRINGTON
United States Senior District Judge

END